Exhibit 99.110

VOX ROYALTY CORP.

66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6, Canada

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date	Thursday, June 16, 2022
Time:	1:00 p.m. Toronto time
Live Webcast:	https://virtual-meetings.tsxtrust.com/1276
Password:	vox2022

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Vox Royalty Corp. (the “Company”) will be conducted via live webcast for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2021, together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Ernst & Young LLP, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor; and

4.	to transact such other business as may properly be put before the Meeting.

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to TSX Trust Company (“TSX Trust”) no later than 1:00 p.m. (Toronto time) on June 14, 2022 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

A registered shareholder may submit, in advance of the Meeting, his/her/its proxy by mail, or over the internet in accordance with the instructions below.

Voting by Mail or Courier Before the Meeting:

TSX Trust Company

Attention: Proxy Department

301 - 100 Adelaide Street West, Toronto, ON M5H 4H1

Voting by Internet Before the Meeting. Enter the 12-digit control number printed on the form of proxy at http://www.voteproxyonline.com/.

A Non-Registered Holder should follow the instructions included on the voting instruction form provided.

The Management Information Circular provides further information on how to vote your shares in the Company.

You are entitled to vote at the Meeting if you were a shareholder as at the close of business on April 27, 2022.

Registered shareholders and duly appointed proxyholders can participate in and listen to the presentation, vote and submit questions during the Meeting by visiting the following URL: https://virtual-meetings.tsxtrust.com/1276

3

NOTICE AND ACCESS

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to securityholders.

Electronic copies of this Notice of Annual Meeting of Shareholders, the Circular, the Company’s management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2021 and the audited consolidated financial statements of the Company and accompanying notes for the year ended December 31, 2021 together with the auditor’s report thereon and other meeting materials (the “2021 MD&A and Financials”) may be found on SEDAR at www.sedar.com and also on the Company’s website at https://www.voxroyalty.com. Shareholders are reminded to review the Circular before voting.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder).

The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders may request paper copies of the Circular and the 2021 MD&A and Financials be sent to them by postal delivery at no cost to them. In order for holders to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Company’s transfer agent and registrar, TSX Trust Company, by email at TMXEInvestorServices@tmx.com or by telephone at 1-866-600-5869.

Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than June 1, 2022 in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact TSX Trust Toll Free at 1-866-600-5869 or TMXEInvestorServices@tmx.com to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Company’s website for one year from the date of posting.

DATED this 4th day of May, 2022

ON BEHALF OF THE BOARD

(signed) “Kyle Floyd”

Kyle Floyd

Chief Executive Officer